Exhibit 4a

WINNEBAGO INDUSTRIES, INC.
DESCRIPTION OF SECURITIES

The summary of the general terms and provisions of the capital stock of Winnebago Industries, Inc. (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Articles of Incorporation (the “Articles”) and Bylaws (“Bylaws,” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”).

General
Authorized Capital Stock. The Company is authorized to issue up to 130,000,000 shares of capital stock, including up to 120,000,000 shares of common stock, par value $0.50 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The Company’s Board of Directors (the “Board”) is authorized to establish one or more series of preferred stock, setting forth the designation of each such series and fixing the relative rights and preferences of each such series.

Dividends. Holders of common stock may receive dividends if, when and as declared by the Company’s board of directors out of funds that the Company can legally use to pay dividends. The Company may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until the Company has satisfied its obligations to any holders of outstanding preferred stock.

Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to our shareholders unless Minnesota law or the certificate of designation for an outstanding series of preferred stock gives the holders of that preferred stock the right to vote on certain matters. Each holder of common stock is entitled to one vote per share. Holders of common stock may not cumulate their votes when voting for directors, which means that a holder cannot cast more than one vote per share for each director.

Other Rights. If the Company voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets distributable to the Company’s shareholders after it has provided for any liquidation preference for outstanding shares of preferred stock. When the Company issues securities in the future, holders of common stock have no preemptive rights to buy any portion of those issued securities. Holders of the Company’s common stock have no rights to have their shares of common stock redeemed by the Company or to convert their shares of common stock into shares of any other class of the Company’s capital stock.

Listing. The Company’s outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “WGO.”

Fully Paid. The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that the Company may issue in the future pursuant to an offering under a prospectus or upon the conversion or exercise of other securities will also be fully paid and nonassessable.

Anti-takeover Provisions Contained in Our Articles and Bylaws
Certain provisions of the Company’s Charter Documents may make it less likely that the Company’s management would be changed or someone would acquire voting control of the Company without the Board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock. The Board can at any time, under the Articles, and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring the Company’s management could stop a takeover by preventing the person trying to take control of the Company from acquiring enough voting shares necessary to take control.

Nomination Procedures. In addition to the Board, shareholders can nominate candidates for director. However, a shareholder must follow the advance-notice procedures described in Section 1.7 of the Bylaws. In general, a shareholder must submit a written notice of the nomination to the Secretary of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders, together with required information regarding the shareholder proponent and the nominee and the written consent of the nominee to serve as director.

Proposal Procedures. Shareholders can propose that business other than director nominations be considered at an annual meeting of shareholders only if a shareholder follows the advance-notice procedures described in the Bylaws. In general, a shareholder must submit a written notice of the proposal, together with required information regarding the shareholder and the shareholder's interest in the proposal, to the Secretary of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders. Shareholders seeking to have a proposal, other than director nominations, considered for inclusion in the Company’s annual proxy statement must comply with the requirements of Rule 14a-8 of the proxy rules under the federal securities laws.

Classified Board; Removal of Directors; Amendment of Director Provisions. Under the Articles, the Board is classified into three classes of directors. This means that only approximately one-third of the Company’s directors are elected at each annual meeting of shareholders and that it would take two years to replace a majority of the directors unless they are removed. Directors may be removed by shareholders only for cause. Any amendment to these provisions of the Articles requires the affirmative vote of the holders of 75% of all issued and outstanding shares of the Company entitled to vote thereon.

Special Meetings of Shareholders. The Bylaws provide that special meetings of the shareholders may be called by the Company’s chief executive officer; by the Company’s chief financial officer; by the Board or any two or more members thereof; or by one or more shareholders holding not less than 10% of the voting power of all shares of the Company entitled to vote, except that a special meeting for the purpose of considering any action to facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board for that purpose, must be called by 25% or more of the voting power of all shares of the Company entitled to vote.

Amendment of Bylaws. Under the Bylaws, the Board can adopt, amend or repeal the Bylaws, subject to limitations under the MBCA. Under the MBCA, the Company’s shareholders also have the power to change or repeal the Bylaws.

Certain Provisions of the MBCA

Shareholder Action by Unanimous Written Consent. Section 302A.441 of the MBCA provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Control Share Acquisition Provisions Not Applicable. Section 302A.671 of the MBCA (the “Control Share Statute”) applies, with certain exceptions, to any acquisition of a company’s voting stock (from a person other than the company and other than in connection with certain mergers and exchanges to which the company is a party) resulting in the acquiring person owning 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. The Company’s Articles provide that the Control Share Statute does not apply to the Company.

Business Combination Provisions. Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person’s acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee composed solely of disinterested members of the Board.

Takeover Offer; Fair Price. Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions. Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote, or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.
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